SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              U.S. Electricar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90328P 10 0
                  ---------------------------------------------
                                 (CUSIP Number)

                        Gray Cary Ware & Freidenrich LLP,
                        4365 Executive Drive, Suite 1600,
                           San Diego, California 92121
                            Telephone (619) 677-1425
                        Attention: Robert W. Ayling, Esq.
                        ---------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)
-------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 90328P 10 0
----------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Anthony Rawlinson

----------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)      X
----------------------------------------------------------------------------------------------------------------------

         3.       SEC Use
                  Only.....................................................................................

----------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds*  PF

----------------------------------------------------------------------------------------------------------------------

         5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization: United Kingdom

-------------------- -------------------------------------------------------------------------------------------------

Number of Shares     7.  Sole Voting Power           0
Beneficially by                                    -----
Owned by Each        -------------------------------------------------------------------------------------------------
Reporting Person
With:                8.  Shared Voting Power        25,000,000*
                                                  --------------
-------------------- -------------------------------------------------------------------------------------------------

                     9.  Sole Dispositive Power        0
                                                     -----
-------------------- -------------------------------------------------------------------------------------------------

                     10.  Shared Dispositive Power        25,000,000*
                                                        --------------
-------------------- -------------------------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person      25,000,000*
                                                                                   -------------
         12.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row (9)    0%
                                                                     ------
----------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)      IN
                                                                 -------------------------
----------------------------------------------------------------------------------------------------------------------

    *Includes (i) 16,666,666 shares of Common Stock issuable upon conversion of a $500,000 convertible promissory note to be issued July 31, 1999 at a conversion price of $0.03 per share and (ii) 8,333,334 shares of Common Stock issuable upon exercise of warrant at an exercise price of $0.06 per share for a two year exercise period. These shares are subject to a Shareholders' Agreement, which, among other restrictions, restricts the right by the Reporting Persons to freely vote and dispose of the shares.

                                  SCHEDULE 13D

The following statement on Schedule 13D (the "Statement") with respect to the common stock, no par value per share (the "Common Stock"), of U.S. Electricar, Inc. (the "Issuer") is being filed on behalf of Anthony Rawlinson.

ITEM 1.  Security and Issuer

         This Statement relates to the Common Stock of the Issuer, U.S. Electricar, Inc. The Issuer's principal executive offices are located at 19850 Magellan Drive, Torrance, CA 90502.

ITEM 2.  Identity and Background

         (a) This Statement is being filed on behalf of Anthony Rawlinson, an individual.

         (b) The business address of Anthony Rawlinson is:

                     Managing Director
                     Global Value Investment Portfolio Management Pte. Ltd. 5 Shenton Way, # 13-01 UIC Building
                     Singapore  068808


                     Anthony Rawlinson is the managing director of Global Value Investment Portfolio Management Pte. Ltd. Its address is 5 Shenton Way, # 13-01 UIC Building, Singapore 068808


         (d)-(e) Anthony Rawlinson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United Kingdom.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  On June 14, 1999, Jagen Pty, Ltd., Issuer and Anthony N. Rawlinson entered into a Securities Purchase Agreement pursuant to which Anthony Rawlinson committed to loan to the Issuer on July 31, 1999 the principal amount of $500,000 in exchange for a secured convertible promissory note to acquire 16,666,666 shares of Common Stock and a warrant to purchase 8,333,334 shares of Common Stock. The loan amount will be made with Mr. Rawlinson's funds. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 4.  Purpose of the Transaction.

                  Mr. Rawlinson agreed to acquire the convertible secured promissory note and the warrant identified in this Statement for investment purposes. Mr. Rawlinson has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4 other than the potential conversion of the convertible secured promissory note and the exercise of the warrant, the designation of a nominee to the board of the directors of the Issuer, and an agreement by Jagen Pty, Ltd. to vote its shares in favor of the designees of a majority of the board of directors of the Issuer. Notwithstanding the foregoing, Mr. Rawlinson reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by him, subject to the Shareholders' Agreement or other agreement with Issuer.

ITEM 5.  Interest in Securities of the Issuer.

                  (a) As of the date of this Statement, Anthony Rawlinson has contractually agreed to loan the Issuer $500,000 on July 31, 1999. In exchange for the loan the Issuer will issue a secured convertible promissory note, which will convert into 16,666,666 shares of Common Stock, and a warrant to purchase 8,333,334 shares of Common Stock. The aggregate 25,000,000 shares would represent 10.08% of 247,789,681 shares of Common Stock, the number of shares that would be outstanding assuming that the 25,000,000 shares of Common Stock that would be outstanding upon the conversion of the convertible secured note and the full exercise of the warrant issued to Mr. Rawlinson was added to the 222,789,681 shares of Common Stock outstanding as of June 15, 1999, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1999 as filed with the Securities and Exchange Commission on June 18, 1999.

                  At the same time that Jagen Pty, Ltd. acquired its interest in the Issuer, Jagen Pty, Ltd. beneficially owns an aggregate of 125,000,000 shares of the Issuer's Common Stock. This number would represent 44.99% of 277,789,681 shares of Common Stock, the number of shares that would be outstanding assuming that the 55,000,000 shares of Common Stock that would be outstanding upon the conversion of the convertible secured note and the full exercise of the warrant issued to Jagen Pty, Ltd. was added to the 222,789,681 shares of Common Stock outstanding as of June 15, 1999, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1999 as filed with the Securities and Exchange Commission on June 18, 1999.

         (b) Mr. Rawlinson has agreed to vote the 25,000,000 shares of the Issuer's Common Stock identified in this Statement in favor of one director to be designated by him and Jagen Pty. Ltd., and such other directors as are designated by a majority of the board of directors of the Issuer, as it is constituted from time to time. Mr. Rawlinson has agreed only to dispose of the shares in an Exempt Transfer (as defined in the Shareholders' Agreement) or to the Issuer.

         (c)      None.

         (d) No person other than Anthony Rawlinson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer's Common Stock owned or sold by Mr. Rawlinson

         (e)       Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Rawlinson is a party to the Securities Purchase Agreement and a Shareholders' Agreement by and among Jagen Pty, Ltd., Carl Perry (the Issuer's Chief Executive Officer and the
                  beneficial holder of approximately 22.19% of the Issuer's Common Stock), Anthony Rawlinson and the Issuer dated as of June 1, 1999, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. The Shareholders' Agreement provides that except for the Securities Purchase Agreement, the Shareholders' Agreement, the documents described in such agreements, and an agreement to pay a finders' fee to The Global Value Investment Portfolio Management Pty, Ltd., Jagen Pty, Ltd. is not party to any contract, arrangement, understanding or relationship with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

ITEM 7.  Material to Be Filed as Exhibits.

                  1.       Securities Purchase Agreement.
                  2.       Shareholders' Agreement.
                  3.       Agreement by U.S. Electricar,  Inc. to pay a Finders'
                           Fee  to  The  Global   Value   Investment   Portfolio
                           Management Pty, Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 1999

                                                     Anthony Rawlinson


                                                     /s/ Anthony Rawlinson
                                                     -----------------------
                                                     [Signature]

                                                     Anthony Rawlinson
                                                     [Print Name and Title]

                                   EXHIBIT 1.

         THE SECURITIES TO WHICH THIS AGREEMENT RELATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS ("BLUE SKY LAWS"), AND MAY NOT BE OFFERED OR SOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT, AND AS REQUIRED BY BLUE SKY LAWS IN EFFECT AS TO SUCH TRANSFER, UNLESS AN EXEMPTION FROM SUCH REGISTRATION UNDER STATE AND FEDERAL LAW IS AVAILABLE.

                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT is dated for reference purposes only as of June 1, 1999, by and between U.S. Electricar, Inc., a California corporation (the "Corporation"), Jagen Pty Ltd., an Australian company and Anthony N. Rawlinson, an individual ("Rawlinson" and together with Jagen Pty Ltd., the "Investors").

                                 R E C I T A L S

         A. The Investors desires to purchase from the Corporation, and the Corporation desires to sell to each Investor, Common Stock on the terms and conditions hereinafter set forth.

         B. The Investors are willing to loan to the Corporation, and the Corporation wishes to borrow from the Investors, certain sums to be converted into rights to acquire Common Stock on the terms and conditions hereinafter set forth.

                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties contained in this Agreement, the parties hereby agree as follows:

      1. Issuance of Securities, Payment and Delivery.

         a. Sale of Securities. Subject to the terms and conditions of this Agreement, Jagen Pty Ltd. agrees to purchase on June 1, 1999, or on such later date as is agreed upon among the Investors and the Corporation (the "Closing") and the Company agrees to sell and issue to Jagen Pty Ltd., Seventy Million (70,000,000) shares of the Corporation's Common Stock (the "Shares") at Three Cents per share for an aggregate purchase price of Two Million One Hundred Thousand Dollars ($2,100,000).

         b. Extension of Loans. Subject to the terms and conditions of this Agreement, the Investors agree to loan to the Corporation:

                  (i) in the case of Jagen Pty Ltd., Four Hundred Thousand Dollars ($400,000) on the Closing, in exchange for a secured convertible promissory note to acquire 13,333,334 Shares and a Warrant to purchase 41,666,666 Shares; and

                  (ii) in the case of Rawlinson, Five Hundred Thousand Dollars ($500,000) on July 31, 1999, or on such later date as is agreed upon among the Investors and the

Corporation (the "Subsequent Closing"), in exchange for a secured convertible promissory note to acquire 16,666,666 Shares and a Warrant to purchase 8,333,334 Shares.

The convertible promissory notes shall be issued in the form attached hereto as Exhibit A and incorporated herein by reference (each, a "Note"). The warrants to purchase shares of Common Stock into which a portion of the Notes shall convert shall be issued in the form attached hereto as Exhibit B and incorporated herein by reference (each, a "Warrant" and collectively with the Shares and the Notes, the "Securities").

         c. Payment and Delivery. Each Investor shall purchase Securities or make loans, as applicable, by making payment to U.S. Electricar, Inc. in cash, by cashiers check or wire transfer of funds, in U.S. Dollars.

      2. Deliveries at Closing. At the Closing:

         a.  The   Corporation  and  the  Investors  will  deliver  an  executed counterpart of:

                  (i) this Securities Purchase Agreement;

                  (ii) the Loan and Security  Agreement  of even date  herewith;
and

                  (iii) the Shareholders' Agreement of even date herewith, also executed by Carl D. Perry;

         b. Jagen Pty Ltd. will provide the Corporation with a payment in the aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000);

         c.  The  Corporation  will  deliver  a  share  certificate   evidencing
70,000,000 Shares in the name of Jagen Pty Ltd.;

         d. The Corporation will deliver a Note to Jagen Pty Ltd., which will provide that the Four Hundred Thousand Dollars ($400,000) principal amount of debt evidenced thereby may be converted into 13,333,334 Shares and a Warrant to purchase 41,666,666 Shares;

         e. The Corporation will deliver one or more certificates of good standing to the Investors evidencing that the Corporation is in good standing in each jurisdiction in which it does business, owns property or has employees;

         f. The Corporation will deliver an officer's certificate providing that the representations and warranties contained in this Agreement and the Notes are true and correct as of Closing and including a copy of the Amended and Restated Articles of Incorporation of the Corporation certified by an officer of the Corporation (the "Articles");

         g. Jagen Pty Ltd. will deliver an officer's certificate providing that the representations and warranties contained in this Agreement are true and correct as of Closing;

         h.   Rawlinson   will  deliver  a   certificate   providing   that  the
representations and warranties contained in this Agreement are true and correct as of the Closing; and

         i. The Corporation will deliver a copy of its most recently prepared unaudited financial statements (the "Financial Statements").

      3. Deliveries at the Subsequent Closing. At the Subsequent Closing:

         a. Rawlinson will provide the Corporation with a payment in the aggregate amount of Five Hundred Thousand Dollars ($500,000);

         b. The Corporation will deliver a Note to Rawlinson, which will provide that the Five Hundred Thousand Dollars ($500,000) principal amount of debt evidenced thereby may be converted into 16,666,666 Shares and a Warrant to purchase 8,333,334 Shares;

         c. The Corporation will deliver an officer's certificate providing that the representations and warranties contained in this Agreement and the Notes are true and correct as of the Subsequent Closing; and

         d.   Rawlinson   will  deliver  a   certificate   providing   that  the
representations and warranties contained in this Agreement are true and correct as of the Subsequent Closing.


      4. Corporation's Representations and Warranties. Except as set forth on Disclosure Schedule 4 attached hereto and incorporated herein by reference, the Corporation hereby represents and warrants to each Investor that as of the Closing and the Subsequent Closing:

         a. Corporate Organization and Standing. The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Corporation has the requisite corporate power to carry on its business as presently conducted, and as proposed or contemplated to be conducted in the future, and to enter into and carry out the provisions of this Agreement, the Notes and the transactions contemplated under this Agreement and the Notes.

         b. Authorization. All corporate action on the part of the Corporation, its directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement by the Corporation and the performance of all of the Corporation's obligations hereunder has been taken. This Agreement, when executed and delivered by the Corporation, shall constitute a valid and binding obligation of the Corporation, enforceable in accordance with its terms, except as may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The Securities, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

         c. No Breach. The issue and sale of the Securities by the Corporation does not and will not conflict with and does not and will not result in a breach of any of the terms of the Corporation's incorporating documents or any agreement or instrument to which the Corporation is a party. The consummation of the transactions or performance of the obligations contemplated by this Agreement will not result in a breach of any term of, or constitute a default under, any statute, indenture, mortgage, or other agreement or instrument to which the Corporation or any of its subsidiaries is or are a party or by which any of them is or are bound.

         d. Pending or Threatened Claims. Neither the Corporation nor any of its subsidiaries is a party to any action, suit or proceeding which could materially affect its business or financial condition, and no such actions, suits or proceedings are contemplated or have been threatened.

         e. No Preemptive Rights. There are no preemptive rights of any shareholder of the Corporation with respect to the Securities.

         f. Reservation of Shares. At all times during which the Warrant may be exercised, the Corporation shall have authorized and reserved, for the exclusive purpose of issuance and delivery upon exercise of the Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the Warrant in accordance with its terms.

      5. Post-Closing Covenants of the Corporation. The Corporation hereby covenants that:

         a. The Corporation shall use reasonable business efforts to file the proxy statement for its 1999 annual shareholders' meeting on or before June 15, 1999, which proxy will nominate the following individuals to the board of directors: Carl D. Perry, Malcolm R. Currie, Ph.D., Edwin O. Riddell, Donald H. Dreyer, John Micek and Anthony N. Rawlinson.

         b. The Corporation shall use reasonable business efforts to hold its annual shareholders' meeting on or before July 31, 1999, at which meeting it shall seek to (A) increase the number of authorized shares of the Corporation to provide for sufficient shares of Common Stock to issue the Common Stock and Warrants to purchase Common Stock described herein and (B) increase the size of the option pool available for grant to employees and contractors of the
Corporation  to  twenty  percent  (20%)  of  the  outstanding   capital  of  the
Corporation.

         c. The Corporation shall file amended and restated articles of incorporation (or an amendment to its amended and restated articles of incorporation at its discretion) increasing the number of shares of Common Stock of the Corporation to such amount as is necessary to allow the conversion of the Notes into Securities as soon as is practicable after shareholder approval for such an increase.

         d. The Corporation shall use the proceeds of the sale of Securities and loans described herein (i) to pay the aggregate principal amount of a secured promissory note payable to the Credit Managers Association of California due April 1999; (ii) to settle outstanding debt aggregating approximately Seven Hundred Eighty Thousand Dollars ($780,000) for up to Fifteen Cents on each dollar of debt; (iii) to pay expenses of the Corporation incurred in the ordinary course of business; (iv) for general working capital; and (v) in such other manner as is determined by the Board of Directors of the Corporation in consultation with Rawlinson.

      6. Investor Representations and Warranties. Each Investor represents and warrants to the Corporation that:

         a. Account. Such Investor is acquiring the Securities for investment for its own account, and not with a view to, or for resale in connection with, any distribution thereof, and it has no present intention of selling or distributing any of the Securities. The Investor understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act") by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment as expressed herein.

         b. Access to Data. The Investor has had an opportunity to discuss the Corporation's business, management and financial affairs with its management and to obtain any additional information which the Investor has deemed necessary or appropriate for deciding whether or not to purchase the Securities, including the Articles, and has had an opportunity to receive, review and understand the disclosures and information regarding the Corporation's financial statements, capitalization and other business information as set forth in Corporation's filings with the Securities and Exchange Commission which are all incorporated herein by reference, together with all exhibits referenced therein. Investor understands that the Financial Statements are confidential and may not be disclosed to any third party or used by the Investor for purposes of trading in the Corporation's publicly traded stock until such information is publicly released by the Corporation. The Investor acknowledges that no other representations or warranties, oral or written, have been made by the Corporation or any agent thereof except as set forth in this Agreement.

         c. No Fairness Determination. The Investor is aware that no federal, state or other agency has made any finding or determination as to the fairness of the investment, nor made any recommendation or endorsement of the Securities.

         d. Knowledge And Experience. The Investor has such knowledge and experience in financial and business matters, including investments in other start-up companies, that it is capable of evaluating the merits and risks of the investment in the Securities, and it is able to bear the economic risk of such investment. Further, the individual executing this Agreement has such knowledge and experience in financial and business matters that he is capable of utilizing the information made available to him in connection with the offering of the Securities, of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision with respect to the Securities, including assessment of the Risk Factors set forth in the Corporation's EDGAR filings with the SEC and incorporated herein by reference.

         e. Limited Public Market. The Investor is aware that there is currently a very limited "over-the-counter" public market for the Corporation's registered securities and that the Corporation became a "reporting issuer" under the Securities Exchange Act of 1934, as amended, on January 27, 1995. There is no guarantee that a more established public market will develop at any time in the future. The Investor understands that the Securities are all unregistered and may not presently be sold in even this limited public market. The Investor understands that the Securities cannot be readily sold or liquidated in case of an emergency or other financial need.

The Investor has sufficient liquid assets available so that the purchase and holding of the Securities will not cause it undue financial difficulties.

         f.   Commissions/Finders   Fees.   The   Investor   acknowledges   that
commissions/finders fees may be payable by the Corporation for the sale of the Securities as set forth on Disclosure Schedule 6.

         g. Authority. If Investor is a corporation, partnership, trust or estate: (i) the individual executing and delivering this Agreement on behalf of the Investor has been duly authorized and is duly qualified to execute and deliver this Agreement on behalf of Investor in connection with the purchase of the Securities and (ii) the signature of such individual is binding upon Investor.

         h. Investment Experience. The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The term "Accredited Investor" under Regulation D refers to:

                  (i) A person or entity who is a director or executive officer of the Corporation;

                  (ii) Any bank as defined in Section  3(a)(2) of the Securities
Act, or any  savings and loan  association  or other  institution  as defined in
Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Exchange Act; insurance Corporation as defined in Section 2(13) of the Securities Act; investment Corporation registered under the Investment Corporation Act of 1940; or a business development Corporation as defined in
Section 2(a)(48) of that Act; Small Business Investment Corporation licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance Corporation, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decision made solely by persons that are accredited investors;

                  (iii) Any private business development Corporation as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

                  (iv) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of $5,000,000;

                  (v) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

                  (vi) Any natural person who had an individual income in excess of $200,000 during each of the previous two years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

                  (vii) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment; or

                  (viii) Any entity in which all of the equity owners are accredited investors.

                  (ix) As used in this Section 4(g),  the term "net worth" means the excess of total assets over total liabilities. For the purpose of determining a person's net worth, the principal residence owned by an individual should be valued at fair market value, including the cost of improvements, net of current encumbrances. As used in this Section 4(f), "income" means actual economic income, which may differ from adjusted gross income for income tax purposes. Accordingly, the undersigned should consider whether it should add any or all of the following items to its adjusted gross income for income tax purposes in order to reflect more accurately its actual economic income: Any amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, and alimony payments.

      7. Restrictions On Transfer/Voting Agreement. The Investor acknowledges and agrees that the Securities shall be subject to certain restrictions on transfer for a period of two years and subject to certain voting obligations as more fully set forth in that Shareholders' Agreement dated on the Closing and attached hereto as Exhibit C and incorporated herein by reference.

      8. Restrictive Legends. Each certificate evidencing the Securities which the Investor may acquire hereunder or under the Note and any other securities issued upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (unless no longer required in the opinion of the counsel for the Corporation) shall be imprinted with one or more legends substantially in the following form:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED AND SOLD ONLY IF SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. OTHER THAN IN CONNECTION WITH TRANSFERS TO AFFILIATES (AS DEFINED IN THE SHAREHOLDERS' AGREEMENT DATED AS OF JUNE 1, 1999 AMONG PARTIES INCLUDING THE ORIGINAL HOLDER HEREOF AND THE COMPANY (THE "SHAREHOLDERS' AGREEMENT")), THE HOLDER OF THESE SHARES MAY BE REQUIRED TO DELIVER TO THE COMPANY, IF THE COMPANY SO REQUESTS, AN OPINION OF COUNSEL

         (REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY) TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (OR QUALIFICATION UNDER STATE SECURITIES LAWS) IS AVAILABLE WITH RESPECT TO ANY TRANSFER OF THESE SHARES THAT HAS NOT BEEN SO REGISTERED (OR QUALIFIED).

         THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK. A COPY OF THE PREFERENCES, POWERS, QUALIFICATIONS AND RIGHTS OF EACH CLASS AND SERIES WILL BE PROVIDED TO EACH STOCKHOLDER WITHOUT CHARGE, UPON WRITTEN REQUEST.

         THE  SHARES  REPRESENTED  BY  THIS  CERTIFICATE  ALSO  ARE  SUBJECT  TO
         ADDITIONAL RESTRICTIONS ON TRANSFER AND ON VOTING RIGHTS AND OBLIGATIONS, TO WHICH ANY TRANSFEREE AGREES BY HIS ACCEPTANCE HEREOF, AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT, DATED AS OF JUNE 1, 1999. NO TRANSFER OF SUCH SHARES WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT AND BY AN AGREEMENT OF THE TRANSFEREE TO BE BOUND BY THE RESTRICTIONS SET FORTH IN SUCH AGREEMENT. THE COMPANY WILL MAIL A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE UPON THE COMPANY'S RECEIPT OF A WRITTEN REQUEST THEREFOR.

The Corporation shall be entitled to enter stop transfer notices on its transfer books with respect to the Securities.

      9. Miscellaneous.

         a. Notices. Any notice, request or other communication required or permitted hereunder will be in writing and shall be deemed to have been duly given if personally delivered or if telecopied or mailed by registered or certified mail, postage prepaid, at the respective addresses of the parties as set forth below. Any party hereto may by notice so given change its address for future notice hereunder. Notice will be deemed to have been given when personally delivered or when deposited in the mail or telecopied in the manner set forth above and will be deemed to have been received when delivered.

         (a) If to Jagen Pty Ltd.

             9 Oxford Street
             South Yarra 3141
             Melbourne, Victoria
             Australia
             Telecopier 011 - 613 - 9826 - 5499

             with a copy to:

             Gray Cary Ware & Freidenrich LLP
             4365 Executive Drive, Suite 1600
             San Diego, California  92121
             Telecopier (619) 677-1477
             Attention:  Robert W. Ayling, Esq.

         (b) if to Anthony N. Rawlinson

             5 Shenton Way, #1301
             UIC Building
             Singapore 068808, Singapore
             Telecopier (65) 220-5338

             with a copy to:

             Gray Cary Ware & Freidenrich LLP
             4365 Executive Drive, Suite 1600
             San Diego, California  92121
             Telecopier (619) 677-1477
             Attention:  Robert W. Ayling, Esq.

         (c) if to the Company

             U.S. Electricar, Inc.
             19850 South Magellan Drive
             Torrance, California  90502
             Attention:  President

             with a copy to:

             Bay Venture Counsel, LLP
             1999 Harrison Street, Suite 1300
             Oakland, CA 94612
             Attention:  Donald C. Reinke, Esq.
             Telecopier (510) 834-7440

         b. Survival. The representations, warranties, covenants and agreements made herein shall survive the closing of the transactions contemplated hereby.

         c. Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

         d. Applicable Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

         e. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile.

         f. Title and Subtitles. The titles of the Sections and subsections of this Agreement are for the convenience of reference only and are not to be considered in construing this Agreement.

         g. Attorney's Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which it may be entitled.

         h. Waiver. The provisions of this Agreement may be waived, altered, amended or repealed, in whole or in part, only upon the written consent of the Corporation and the Investor. No waiver by any party hereto of any breach of this Agreement by any other party shall operate or be construed as a waiver of any other or subsequent breach. No waiver by any party hereto of any breach of this Agreement by any other party hereto shall be effective unless it is in writing and signed by the party claimed to have waived such breach.

         i. Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by the Corporation to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (A) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (B) an injunction restraining such breach or threatened breach.

         j. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith to achieve the closest comparable terms as is possible. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

         k. Venue. Any action, arbitration, or proceeding arising directly or indirectly from this Agreement or any other instrument or security referenced herein shall be litigated or arbitrated, as appropriate, in the State of California.

         l. Entire Agreement. This Agreement and the Exhibits, Schedules and other documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements regarding the subject matter hereof existing between the parties hereto are expressly canceled.

                                SIGNATURE PAGE TO
                          SECURITIES PURCHASE AGREEMENT

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year hereinabove first written.


INVESTOR

JAGEN PTY, LTD.                                            U.S. ELECTRICAR, INC.


By:   /s/ Boris Liberman                                  By:    /s/ Carl Perry
      ------------------                                         --------------
      (Signature)                                                (Signature)


INVESTOR


/s/ Anthony N. Rawlinson
------------------------
Anthony N. Rawlinson

                                   EXHIBIT 2.

                             SHAREHOLDERS' AGREEMENT


                  THIS SHAREHOLDERS' AGREEMENT (the "Agreement") is dated as of June 1, 1999, by and among Jagen Pty, Ltd. ("Jagen") and Anthony Rawlinson ("Rawlinson" and together with Jagen, the "Purchasers"), Carl D. Perry ("Perry") and U.S. Electricar, Inc., a California corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings specified in the Securities Purchase Agreement, dated of even date herewith by and between the Company and the Purchasers (the "Purchase Agreement").

                                R E C I T A L S:

                  A. This Agreement shall become effective on the date of, and simultaneously with, the Closing (the "Effective Date");

                  B. On the Effective Date Jagen acquired 70,000,000 shares of the Company's Common Stock (the "Shares") and a Convertible Note the principal amount of which is convertible into 13,333,334 Shares and a Warrant to purchase 41,666,666 Shares (the "Warrant Shares") and Rawlinson agreed to extend a loan for $500,000 upon the Subsequent Closing, to be evidenced by a Convertible Note the principal amount of which is convertible into 16,666,666 Shares and a Warrant to purchase 8,333,334 Warrant Shares;

                  C. The parties hereto desire to restrict the sale, assignment, transfer, encumbrance or other disposition of the Shares (as defined below), to provide for certain rights and obligations in respect to the Shares and by the Company and Perry, all as hereinafter provided;

                  NOW THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

                  As used in this Agreement, the following terms have the following meanings:

                  "Agreement" shall have the meaning set forth in the preamble.

                  "Affiliate" shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. Without limiting the foregoing, (i) all directors and officers of a Person that is a corporation, and all managing members of a Person that is a limited liability company, shall be deemed Affiliates of such Person for all purposes hereunder, and (ii) in the case of an individual, Affiliate shall include (a) members of such specified Person's immediate family (as defined in Instruction 2 of Item 404(a) of Regulation S-K under the Securities Act) and (b) trusts, the trustee and all beneficiaries of which are such specified Person or members of such Person's immediate family as determined in accordance with the foregoing clause (a).

                  "Appropriately Adjusted" shall mean appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like.

                  "Approved Plan" shall mean a stock option or other equity participation plan for the Company's employees which has been approved by a majority of the Board of Directors and the shareholders of the Company. The Company's existing Stock Option Plans as identified in the Company's filings with the Securities and Exchange Commission ("SEC Filings") shall constitute an Approved Plan hereunder.

                  "Board of Directors" shall mean the Board of Directors of the Company.

                  "Business Day" shall mean a day other than a Saturday or Sunday or any federal holiday.

                  "Charter Documents" shall mean the Amended and Restated Articles of Incorporation and By-Laws of the Company, each as filed as Exhibits to SEC Filings available on EDGAR or otherwise provided to the Purchasers.

                  "Company" shall have the meaning set forth in the preamble.

                  "Convertible   Notes"  shall  mean  the  Secured   Convertible
Promissory Notes issued by the Company to Jagen and Rawlinson.

                  "Effective Date" shall have the meaning set forth in the recitals.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

                  "Exempt Transfer" shall mean(i) Transfers by a Purchaser directly or indirectly to, or for the benefit of, himself, his spouse, parents, siblings, children, grandchildren, other close relatives, or any of the foregoing of an Affiliate, to another Purchaser or to a legally organized charitable organization; (ii) Transfers by a Purchaser to his heirs, executors, personal representatives or other assigns as a result of his death, if applicable; (iii) Transfers after the second anniversary of the Effective Date so long as Purchaser is not in default under the provisions of this Agreement;
(iv) Transfers after the Company has become listed on a Permitted Exchange (as defined below); (v) Transfers approved by a disinterested majority of the Board of Directors, including but not limited to Transfers in connection with a sale or merger of the Company approved by a disinterested majority of the Board of Directors; or (vi) with respect to Perry, any Transfer of Shares other than the Shares acquired from the Itochu Corporation (the "Itochu Shares"), provided, however that the Itochu Shares may be transferred under paragraph (v) above.

                  "Itochu Debt" shall mean all debt covered by and perfected pursuant to those two certain UCC-Financing Statements identified by file numbers 99082C0625 and 99082C0635 as filed with the California Secretary of State on March 22, 1999.

                  "Permitted Exchange" shall mean the New York Stock Exchange, the American Stock, the Nasdaq National Market or the Nasdaq Small Cap Market.

                  "Person" shall mean an individual or a corporation, partnership, limited liability company, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Preemptive Rights Notice" shall have the meaning set forth in
Article III(b).

                  "Pro Rata Share" shall mean the percentage X/Y where "X" equals the number of Shares that are owned immediately prior to the proposed Transfer by Purchaser and "Y" equals the number of issued and outstanding Shares in the Company on a fully diluted basis immediately prior to the triggering event.

                  "Public Offering" shall mean a public offering of common stock by the Company (other than (i) pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable exclusively under an Approved Plan, or (ii) pursuant to a merger, consolidation or reorganization).

                  "Purchase Agreement" shall have the meaning set forth in the recitals.

                  "Purchasers" shall have the meaning set forth in the preamble.

                  "Registrable Securities" shall mean (i) the Shares purchased under the Purchase Agreement or loan balances converted into Shares pursuant to promissory notes contemplated thereby or (ii) any other shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of (including but not limited to shares of Common Stock issued upon a stock split), such Shares; provided, however, that the foregoing definition shall exclude in all cases Registrable Securities held by a person other than a Transferee.
Notwithstanding the foregoing, Shares shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or though a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "Qualified Public Offering" shall mean a Public Offering in which (i) the gross proceeds to the Company from the shares of Common Stock sold are at least $10 million, (ii) the minimum public offering price is at least Twenty Cents( $0.20) per share (Appropriately

Adjusted), and (iii) immediately after such offering the Common Stock of the Company is listed for trading on a Permitted Exchange.

                  "Qualified Reorganization" shall mean a merger or consolidation with or into another corporation or a sale of the shares of this Company's Common Stock or a sale of all or substantially all of this Company's properties and assets in which the shareholders of this Company receive cash or marketable securities equal to a per share valuation of at least Twenty cents ($0.20) per share (Appropriately Adjusted).

                  "Remaining Shares" shall have the meaning set forth in Section 2.5.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                  "Shares" shall mean, collectively, (a) all of the shares of any class of capital stock of the Company including, without limitation, the Common Stock, the Preferred Stock and any shares which may be issued by reason of stock splits, reverse stock splits, stock dividends or other recapitalizations of the Company, (b) all shares issuable under options, warrants, convertible promissory notes and other rights of any kind to purchase any class of such capital stock, and (c) all shares issuable under securities convertible into or exchangeable for any of the securities described in clause
(a) or clause (b). Shares with respect to a Purchaser shall also include the Common Shares and Warrant Shares and any Shares now owned or hereafter acquired by a Purchaser, including any interest of a spouse or Affiliate of a Purchaser in any of the Shares, whether that interest is asserted pursuant to marital property laws, contract or otherwise. Notwithstanding the foregoing, Shares shall not include the Warrant Shares for purposes of determining a Purchaser's Pro Rata Share under the preemptive rights established in Article III, and shall not include the Itochu Shares after they are Transferred in an Exempt Transfer.

                  "Term" shall mean a period of not less than five years from the date of this Agreement, which period shall terminate when the Investors or Transferees own Shares representing less than five percent (5%) of the outstanding Shares of the Corporation or when seventy-five percent (75%) of the Shares of the Investors or Transferees have been registered pursuant to Article V.

                  "Transfer" shall mean (i) when used as a noun: any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance, gift, bequest, devise, descent or other disposition and (ii) when used as a verb: to directly or indirectly, whether voluntary or by operation of law, transfer, sell, assign, pledge, hypothecate, encumber, gift, bequest, devise, descent or otherwise dispose of.

                  "Transferee" shall mean any Person to whom Shares have been Transferred in compliance with the terms of this Agreement.

                                   ARTICLE II.
                  RESTRICTIONS ON TRANSFERS/SHARE ACQUISITIONS

                  Section 2.1 Transfers in Contravention of this Agreement. Any attempt to Transfer, or purported Transfer of, any Shares in violation of the terms of this Agreement shall be null and void and neither the Company nor any transfer agent shall register upon its books any such Transfer. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company.

                  Section 2.2 Permitted Transfers. The Purchasers shall not, and Perry in the case of the Itochu Shares, shall not Transfer any Shares (other than Transfers to the Company) except for Exempt Transfers and with respect to Exempt Transfers under clauses (i) through (iv) of such definition only if (a) the certificates representing such Shares issued to the Transferee bear the legend provided in Section 2.3, if required by such Section, and (b) the Transferee (if not already a party hereto) has executed and delivered to each other party hereto, as a condition precedent to such Transfer, an instrument or instruments, reasonably satisfactory to such parties, confirming that the Transferee agrees to be bound by the terms of this Agreement in the same manner as such Transferee's transferor, except as otherwise specifically provided in this Agreement.

                  Section 2.3 Legend. Each Purchaser hereby agrees that each outstanding certificate or instrument representing Shares issued or issuable to it or any certificate issued in exchange for or upon conversion of any similarly legended certificate, shall bear a legend reading substantially as follows:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED AND SOLD ONLY IF SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. OTHER THAN IN CONNECTION WITH TRANSFERS TO AFFILIATES, THE HOLDER OF THESE SHARES MAY BE REQUIRED TO DELIVER TO THE COMPANY, IF THE COMPANY SO REQUESTS, AN OPINION OF COUNSEL (REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY) TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (OR QUALIFICATION UNDER STATE SECURITIES LAWS) IS AVAILABLE WITH RESPECT TO ANY TRANSFER OF THESE SHARES THAT HAS NOT BEEN SO REGISTERED (OR QUALIFIED).

         THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK. A COPY OF THE PREFERENCES, POWERS, QUALIFICATIONS AND RIGHTS OF EACH CLASS AND SERIES WILL BE PROVIDED TO EACH STOCKHOLDER WITHOUT CHARGE, UPON WRITTEN REQUEST.

         THE  SHARES  REPRESENTED  BY  THIS  CERTIFICATE  ALSO  ARE  SUBJECT  TO
         ADDITIONAL   RESTRICTIONS   ON  TRANSFER  AND  ON  VOTING   RIGHTS  AND
         OBLIGATIONS,  TO WHICH ANY TRANSFEREE AGREES BY HIS ACCEPTANCE

         HEREOF, AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT, DATED AS OF JUNE 1, 1999. NO TRANSFER OF SUCH SHARES WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF SUCH AGREEMENT AND BY AN AGREEMENT OF THE TRANSFEREE TO BE BOUND BY THE RESTRICTIONS SET FORTH IN SUCH AGREEMENT. THE COMPANY WILL MAIL A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE UPON THE COMPANY'S RECEIPT OF A WRITTEN REQUEST THEREFOR.

                  Section 2.4 Acquisitions. Except pursuant to the Purchase Agreement, the Convertible Notes, the exercise of Warrants issued under the Convertible Notes or a Purchaser's preemptive rights set forth in Article III below, a Purchaser shall not acquire any Shares before the second anniversary of the date of this Agreement without the consent of this Company's Board of Directors.

                                  ARTICLE III.
                                PREEMPTIVE RIGHTS

                  (a) Until the Company is listed on a Permitted Exchange, if the Company shall issue any (i) shares of capital stock, (ii) rights, options or warrants directly or indirectly to purchase shares of its capital stock or (iii) securities convertible directly or indirectly into such capital stock (other than (A) any such equity or any such rights to acquire equity which are issued or issuable and outstanding as of the date of this Agreement, (B) any stock options or equity issued or issuable in connection with any stock option plan or other compensatory plan approved by the Board of Directors for the benefit of employees, officers, directors or consultants of the Company, or (C) pursuant to a merger, consolidation or acquisition of assets or technology or in connection with any strategic relationship approved by the Board of Directors), then each Purchaser shall be entitled to participate in such issuance on the same terms and conditions, on a Pro Rata Share basis in respect of such Purchaser's Shares, so that following such issuance, each Purchaser, if it has elected to acquire the new securities to be issued, will have (or in the case of the issuance of options, warrants, rights or convertible securities, have the right to acquire) the same percentage of beneficial ownership of the Common Stock of the Company as such Purchaser had by reason of its ownership of Shares (excluding the Warrant Shares) immediately prior to such issuance.

                  (b) The Company shall provide a written notice (the "Preemptive Rights Notice") of any such issuance to each Purchaser, and each Purchaser may elect to purchase such securities in any such issuance by giving written notice to the Company together with payment in full within fifteen (15) Business Days following the date of the Preemptive Rights Notice. If, subsequent to the date of the Preemptive Rights Notice, the Company alters the price or other significant terms and conditions of the offering that a reasonable investor would consider material to the decision to purchase such securities, or the Company has not sold such securities within 90 days after the date of the Preemptive Rights Notice, the Company shall provide another Preemptive Rights Notice to each Purchaser with respect to any subsequent issuance and will otherwise comply with the provisions of this Article III to the extent applicable to such issuance.

                  (c) The rights set forth in this Article III shall also terminate upon the consummation of a Qualified Public Offering or Qualified Reorganization. Notwithstanding the foregoing, the Company shall not be required to offer or issue any shares to the Purchaser under paragraph III(a) above if counsel for the Company reasonably concludes that there is not an available securities law exemption for an offer or issuance to the Purchaser.

                                   ARTICLE IV.
                         CORPORATE GOVERNANCE AND VOTING

                  (a) Until a Qualified Public Offering or Qualified Reorganization, the Purchasers and their Transferees shall have the right to submit one designee and a majority of the board of directors shall submit the remaining designees to be (i) elected to the Corporation's Board of Directors until the Corporation's next shareholder's meeting in the case of a vacancy on the board of directors, (ii) nominated, recommended for election by the Board of Directors of the Corporation in the case of board seats to be filled in a shareholders' meeting and (iii) included for election in the Corporation's future proxy statements. Perry, the Purchasers and their Transferees shall vote their Shares in favor of such designees.

                  (b)  Until  a   Qualified   Public   Offering   or   Qualified
Reorganization, so long as the Purchasers or their Transferees shall own beneficially and of record at least 75,000,000 Shares (Appropriately Adjusted), and so long as he is willing to serve, Perry shall vote their Shares in favor of Anthony Rawlinson as the Chairman of the Corporation's Board of Directors.

                  (c) Each Purchaser, its Transferees and Perry shall vote all of the Shares they own beneficially or of record in favor of the removal (with or without cause) of any director designated by the Board of Directors if a majority of the Board of Directors then in office request such director's removal in writing for any reason. None of Purchasers, their Transferees and Perry shall vote the Shares they own beneficially or of record in favor of the removal (with or without cause) of any director unless such removal shall be at the request of the Board of Directors or the Purchasers, as the case may be, who nominated such director. Any vacancy created or existing on the Company's Board of Directors shall be filled by a successor Director who shall be designated and elected in the manner by which his or her predecessor was designated and elected as provided above.

                  (c) Until a Qualified Reorganization, during the Term of this Agreement, the Corporation shall not increase the size of the board of directors of the Corporation above seven (7) members without the consent of a majority in interest of the Purchasers and their Transferees.

                  (d) Each Purchaser and its Transferees shall refrain from voting the Shares held beneficially or of record by it in favor of, and shall vote such Shares against any (i) sale, transfer or other assignment or hypothecation of this Company's assets or merger, reorganization or similar sale of this Company or (ii) amendment, modification, change or termination to any provision of this Company's Charter Documents unless such action is recommended or approved by a majority of the Board of Directors then in office or pursuant to a unanimous written consent of the Board of Directors.

                  (e) Perry shall refrain from (i) demanding payment for or (ii) foreclosing on the Company's assets pursuant to the Itochu Debt without the consent of a majority in interest of the Purchasers and their Transferees so long as the Purchasers and their Transferees own 25,000,000 or more Shares (Appropriately Adjusted) during the Term of this Purchase Agreement.

                                   ARTICLE V.
                               REGISTRATION RIGHTS

         Section 5.1  Request for Registration.

                  (a) If the Company shall receive at any time after the second anniversary of the date of this Agreement and during the Term of this Agreement, at a time when the Shares are listed on a Permitted Exchange, a written request from the Purchasers or their Transferees that the Company file a registration statement under the Securities Act covering the registration of at least fifty percent (50%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000), then the Company shall, within twenty (20) days of the receipt thereof, give written notice of such request to all Purchasers or their Transferees and shall, subject to the limitations of subsection 5.1(b), use its best efforts to effect as soon as practicable, the registration under the Securities Act of all Registrable Securities which the Purchasers or their Transferees request to be registered within thirty (30) days of the mailing of such notice by the Company.

                  (b) If the Purchasers or their Transferees initiating the registration request hereunder ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 5.1 and the Company shall include such information in the written notice referred to in subsection 5.1(a). In such event, the right of any Purchaser or Transferee to include Registrable Securities in such registration shall be conditioned upon such Purchaser's or Transferee's participation in such underwriting and the inclusion of such Purchaser's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Purchaser or Transferee) to the extent provided herein. All Initiating Holders, Purchasers and Transferees proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 5.1(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 5.1, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Purchasers or Transferees holding Registrable Securities which would otherwise be underwritten pursuant thereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company held by each Purchaser or Transferee; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

         (c) Notwithstanding the foregoing, if the Company shall furnish to Initiating Holders requesting a registration statement pursuant to this Section
5.1 a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

         (d) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 5.1:

                  (i) after the Company has  effected in the  aggregate  two (2)
registrations   pursuant   to  this   Section  5.1  and  Section  5.3  and  such
registrations have been declared or ordered effective;

                  (ii) during the period starting with the date ninety (90) days prior to the Company's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a registration subject to Section 5.2 hereof; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

                  (iii) If the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 5.3 below.

         Section 5.2 Company Registration.

         If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Purchasers) any of its stock under the Securities Act in connection with the public offering of such securities (other than a registration on Form S-4, Form S-8 or any successors forms, or any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Purchaser or its Transferees written notice of such registration. Upon the written request of each Purchaser or its Transferees given within fifteen (15) days after mailing of such notice by the Company, the Company shall, subject to the provisions of Section 5.7, cause to be registered under the Securities Act all of the Registrable Securities that such Purchaser or its Transferees has requested to be registered.

         Section 5.3 Form S-3 Registration.

         In case the Company shall receive from any Purchasers or their Transferees a written request that the Company effect a registration on Form S 3, and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

         (a) promptly give written notice of the proposed registration,  and any
related  qualification  or  compliance,   to  all  other  Purchasers  and  their
Transferees; and

         (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of the Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Purchaser or Transferee joining in such request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this
Section 5.3:

                  (i)       if Form S-3 is not available for such offering;

                  (ii) if the Purchasers or their Transferees propose to sell Registrable Securities at an aggregate price to the public of less than $1,000,000;

                  (iii) if the Company shall furnish a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request under this Section 5.3; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period;

                  (iv) if the Company has already effected two registrations on either Form S-3 or Form S-1 (or any combination thereof) for the Purchasers or their Transferees pursuant to Section 5.1 or this Section 5.3;

                  (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;

                  (vi) during the period ending one hundred eighty (180) days after the effective date of a registration statement subject to Section 5.1 or 5.2;

                  (vii) prior to the second anniversary of the date of this Agreement and thereafter, if the Shares are not listed on a Permitted Exchange, provided, however that this exception does not apply to rights of the Purchasers or their Transferees under Section 5.2 hereof; or

                  (viii) after all of the Registrable Securities shall have been lawfully sold by the holder thereof to the public.

         (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Purchasers or their Transferees. Registration effected pursuant to this
Section 5.3 shall not be counted as demands for registration registrations effected pursuant to Section 5.2.

         Section 5.4 Obligations of the Company.

         Whenever required under this Section 5 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

         (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and keep such registration statement effective for up to one hundred twenty (120) days. The Company shall not be required to file, cause to become effective or maintain the effectiveness of any registration statement (other than a registration statement on Form S-3 pursuant to Section 5.3) that contemplates a distribution of securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

         (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for up to one hundred twenty (120) days.

         (c) Furnish to the Purchaser or its Transferees such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

         (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonable requested by the Purchaser or its Transferees, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

         (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Purchaser or its Transferee participating in such underwriting shall also enter into and perform its obligations under such an agreement.

         (f) Notify each Purchaser or its Transferee of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, such obligation to continue for one hundred twenty (120) days and file any supplements or amendments as required under Section 5.4(b) to update the prospectus for such event.

         (g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange or market on which similar securities issued by the Company are then listed.

         (h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

         (i) Use its best efforts to furnish, at the request of any Purchaser or its Transferee requesting registration of Registrable Securities pursuant to this Section 5, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this
Section 5, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective:

                  (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Purchaser or its Transferees requesting registration of Registrable Securities and

                  (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Purchaser or its Transferees requesting registration of Registrable Securities.

         (j) To the extent reasonably necessary to effect the registration of any Registrable Securities, make available for inspection by each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

         Section 5.5 Furnish Information.

         It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5 with respect to the Registrable Securities of any selling Purchaser or its Transferee that such Purchaser or its Transferee shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Purchaser or its Transferee's Registrable Securities. The Company shall have no obligation with respect to any registration requested pursuant to Section 5.1 or
Section 5.3 of this Agreement if, as a result of the application of the preceding sentence, the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in subsection 5.1(a) or subsection 5.3(b)(2), whichever is applicable.

         Section 5.6 Expenses of Registration.

         (a) All expenses (other than underwriting discounts and commissions) incurred in connection with registrations, filings or qualifications pursuant to
Section 5.1, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling Purchaser or its Transferees selected by them with the approval of the Company not to exceed $15,000 for such counsel, which approval shall not be unreasonably withheld, shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 5.1 if the registration request is subsequently withdrawn at the request of the Purchaser or its Transferees of a majority of the Registrable Securities to be registered (in which case all participating Purchaser or its Transferees shall bear such expenses), unless the Purchaser or its Transferees of a majority of the Registrable Securities agree to forfeit their right to one demand registration pursuant to Section 5.1 or Section 5.3 as the case may be, or unless the registration request is withdrawn due to a material adverse change in the Company's financial condition or business which was not known by the selling Purchaser or its Transferees at the time the registration was requested.

         (b) All expenses (other than underwriting discounts and commissions) incurred in connection with two registrations, filings or qualifications of Registrable Securities pursuant to Section 5.2 for each Purchaser or its Transferee, including (without limitation) all registration, filing, and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling Purchaser or its Transferees selected by them with the approval of the Company, not to exceed $5,000 for such counsel, which approval shall not be unreasonably withheld, shall be borne by the Company.

         (c) All expenses (other than underwriting discounts and commissions) incurred in connection with a registration requested pursuant to Section 5.3, including (without limitation) all registration, filing, qualification, printers' and accounting fees and the reasonable fees and disbursements of one counsel for the selling Purchaser or its Transferee or Purchaser or its Transferees selected by them with the approval of the Company, not to exceed $10,000 for such counsel, which approval shall not be unreasonably withheld, and counsel for the Company shall be borne by the Company.

         (d) All underwriting discounts and commissions incurred in connection with registrations in connection with each registration statement under Section 5 shall be borne by the participating sellers (and the Company, if the Company is a seller) in proportion to the number of shares sold by each, or as they otherwise may agree.

         Section 5.7 Underwriting Requirements.

         In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 5.2 to include any of the Purchaser or its Transferees' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by Purchaser or its Transferees to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders) but in no event shall (i) any shares being sold by a Purchaser or its Transferee exercising a demand registration right set forth in Section 5.1 be excluded from such offering and (ii) the amount of securities of the selling Purchaser or its Transferees included in the offering be reduced below ten percent (10%) of the total amount of securities included in such offering, unless such offering is the first public offering of the Company's securities made after the date of this Agreement, in which case, except as provided in (i) the selling shareholders may be excluded if the underwriters make the determination described above and no other shareholder's securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and shareholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder," and any pro rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

         Section 5.8 Delay of Registration.

         No Purchaser or its Transferee shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 5.

         Section 5.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 5:

         (a) To the extent permitted by law, the Company will indemnify and hold harmless each Purchaser or its Transferee, any underwriter (as defined in the Securities Act) for such Purchaser or its Transferee and each person, if any, who controls such Purchaser or its Transferee or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the

Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                  (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,

                  (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                  (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law;

and the Company will pay to each such Purchaser or its Transferee, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 5.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable to any Purchaser or its Transferee, underwriter or controlling person for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Purchaser or its Transferee, underwriter or controlling person.

         (b) To the extent permitted by law, each selling Purchaser or Transferee will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Purchaser or Transferee selling securities in such registration statement and any controlling person of any such underwriter or other Purchaser or Transferee, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Purchaser or Transferee expressly for use in connection with such registration; and each such Purchaser or Transferee will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 5.9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 5.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Purchaser or Transferee, which consent shall not be unreasonably withheld; provided, that in no event shall any indemnity under this subsection 5.9(b) exceed the net proceeds from the offering received by such Purchaser or Transferee, except in the case of willful fraud by such Purchaser or Transferee.

         (c) Promptly after receipt by an  indemnified  party under this Section
5.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.9, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 5.9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.9.

         (d) If the indemnification provided for in this Section 5.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, that in no event shall any contribution by a Purchaser or Transferee under this Subsection 5.9(d) exceed the net proceeds from the offering received by such Purchaser or Transferee, except in the case of willful fraud by such Purchaser or Transferee. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

         (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that except as expressly provided in the underwriting agreement, the obligations of the persons selling shares pursuant to such underwriting agreement to indemnify the underwriters shall not be considered to conflict with the indemnification obligations between the Company and the Purchasers or Transferees under this Section 5.9.

         (f) The obligations of the Company and Purchasers or Transferees under this Section 5.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 5, and otherwise.

         Section 5.10 Reports Under Securities Exchange Act of 1934.

         With a view to making available to the Purchasers or Transferees the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Purchaser or its Transferees to sell securities of the Company to the public without registration or pursuant to a registration on Form S 3, the Company agrees to:

         (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

         (b) take such action, including the voluntary registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Purchasers or Transferees to utilize Form S-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

         (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and Exchange Act; and

         (d) furnish to any Purchaser or Transferee, so long as the Purchaser owns any Registrable Securities or the Transferee owns at least 50,000,000 shares of Registrable Securities (Appropriately Adjusted), forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S 3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Purchaser or its Transferees of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

         Section 5.11 Termination of Registration Rights. Notwithstanding the foregoing provisions of this Article V, the rights to registration and the designation of Shares as Registrable Securities shall terminate as to any particular securities and any particular Purchaser or Transferee when (i) all such securities shall have been lawfully sold by the holder thereof to the public, (ii) on the fifth anniversary of the date the Shares are listed on a Permitted Exchange or (iii) on such date as such securities may both be sold pursuant to Rule 144 without registration during any three (3) month period and are listed on a Permitted Exchange.

         Section 5.12 Assignability of Registration Rights. Notwithstanding anything to the contrary in this Article V, the registration rights set forth in this Article V are only assignable to the original Transferee of a Purchaser, and only provided that such assignee Transferee promptly agrees in writing to be bound by the terms and conditions of this Agreement.


                                   ARTICLE VI.
                    ADDITIONAL OBLIGATIONS OF THE CORPORATION

         Section 6.1 Increase in Authorized Shares. Until the second anniversary of this Agreement, the Corporation shall not increase the authorized number of shares of Common Stock of the Corporation above 500,000,000 (Appropriately
Adjusted) without the consent of a majority in interest of the Purchasers or their Transferees.

         Section 6.2 Financial Statements. The Corporation shall provide current financial statements to the Purchasers within thirty (30) Business Days of a reasonable request for such financial statements.

         Section 6.3 Filings. The Corporation shall provide reasonable assistance to the Purchasers or their Transferees, at the expense of the Corporation, in filing such reports and filings as are required under Sections 13(d), 13(g) and 16 of the Securities Act of 1934, as amended, and the rules promulgated thereunder.

         Section 6.4 Inspection. Until a Qualified Reorganization and only during the Term of this Agreement, Company shall permit a Purchaser or a Transferee holding all of a Purchaser's Shares acquired under the Purchase Agreement and the promissory notes contemplated thereby, so long as such Transferee continues to hold at least 50% of the Shares acquired from Purchaser, at such person's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Purchaser or Transferee; provided, however, that the Company shall not be obligated pursuant to this Section 6.4 to provide access to any information which it reasonably considers to be a trade secret or similar confidential information.

                                  ARTICLE VII.
                                  MISCELLANEOUS

                  Section 7.1 No Inconsistent Agreements. Each party hereto hereby consents to the termination of any other prior written or oral agreement or understanding restricting, conditioning or limiting the ability of any party to transfer or vote Shares other than the Carl Perry Equity Side Letter executed in May 1999. Each Purchaser represents and agrees that, as of the

Effective Date, there is no (and from and after the Effective Date it will not, and will cause its Affiliates not to, enter into any) agreement with respect to any securities of the Company or any of its Affiliates (and from and after the Effective Date Purchaser shall not take, or permit any of its Affiliates to take, any action) that is inconsistent in any material respect with the provisions in this Agreement.

                  Section 7.2 Recapitalization, Exchanges, etc. If any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Shares by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the Shares or any other change in capital structure of the Company, then appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement and the terms "Common Stock", and "Shares," each as used herein, shall be deemed to include shares of such capital stock or other securities, as appropriate. Without limiting the foregoing, whenever a particular number of Shares is specified herein, such number shall be adjusted to reflect stock dividends, stock-splits, combinations or other reclassifications of stock or any similar transactions.

                  Section 7.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and permitted assigns; provided that (i) neither this Agreement nor any rights or obligations hereunder may be transferred or assigned by the Company (except by operation of law in any merger or Qualified Reorganization); (ii) neither this Agreement nor any rights or obligations hereunder may be transferred or assigned by a Purchaser or Perry except to any Person to whom it has Transferred Shares in compliance with this Agreement and who has become bound by this Agreement pursuant to Section 2.2 hereof; and (iii) the rights of the parties under Articles III and Articles V hereof may not be assigned to any Person except as explicitly provided therein. If any party hereto shall acquire additional Shares, such Shares shall, except as otherwise expressly provided herein, be held subject to (and entitled to all the benefits of) all of the terms of this Agreement, it being expressly understood that such additional Shares are not subject to (i) Article III for determining a Purchaser's Pro Rata Share or (ii) Article V for purposes of registration rights.

                  Section 7.4 No Waivers; Amendments.

                  (a) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

                  (b) This Agreement may not be amended or modified, nor may any provision hereof be waived, other than by a written instrument signed by (i) the Company, (ii) the holders of 66% of the Shares held by Purchasers and their direct or indirect Transferees and (iii) Perry or his Transferees.

                  The parties hereto shall use their best efforts not to effect any amendments to the Charter Documents that would circumvent the provisions of this Section 7.4(b).

                  Section 7.6 Notices. Any notice, request or other communication required or permitted hereunder will be in writing and shall be deemed to have been duly given if personally delivered or if telecopied or mailed by registered or certified mail, postage prepaid, at the respective addresses of the parties as set forth below. Any party hereto may by notice so given change its address for future notice hereunder. Notice will be deemed to have been given when personally delivered or when deposited in the mail or telecopied in the manner set forth above and will be deemed to have been received when delivered.

                  (a)      If to Jagen

                           9 Oxford Street
                           South Yarra 3141
                           Melbourne, Victoria
                           Australia
                           Telecopier 011-613-9826-5499

                           with a copy to:

                           Gray Cary Ware & Freidenrich LLP
                           4365 Executive Drive, Suite 1600
                           San Diego, California  92121
                           Telecopier (619) 677-1477
                           Attention:  Robert W. Ayling, Esq.

                  (b)      if to Rawlinson

                           5 Shenton Way, #1301
                           UIC Building
                           Singapore 068808, Singapore
                           Telecopier (65) 220-5338

                           with a copy to:

                           Gray Cary Ware & Freidenrich LLP
                           4365 Executive Drive, Suite 1600
                           San Diego, California  92121
                           Telecopier (619) 677-1477
                           Attention:  Robert W. Ayling, Esq.

                  (c)      if to the Company

                           U.S. Electricar, Inc.
                           19850 South Magellan Drive
                           Torrance, California  90502
                           Attention:  President

                           with a copy to:

                           Bay Venture Counsel, LLP
                           1999 Harrison Street, Suite 1300
                           Oakland, CA 94612
                           Attention:  Donald C. Reinke, Esq.
                           Telecopier (510) 834-7440

                  Section 6.10 Consistency. In the event of a conflict between this Agreement on the one hand and the Charter Documents or any agreement relating to the securities of the Company on the other hand, the terms and provisions of this Agreement shall be deemed to set forth the true intentions of the parties (to the extent permitted by applicable law) and shall supersede the terms of any other agreement.

                  Section 6.11 Confidentiality The Purchasers shall not at any time (a) disclose the Company's business plans and objectives, financial projections, marketing plans, technical data, patentable and unpatentable designs, concepts, ideas, inventions, know-how and other trade secrets of the Company (the Confidential Information") to any Person whatsoever, (b) examine or make copies of any reports or other documents, papers, memoranda, or extracts containing Confidential Information, nor (c) utilize for their own benefit or for the benefit of any other party other than the Company any such Confidential Information except:

                           (i)  Information   which  such  party  can  show  was
rightfully in its possession at the time of disclosure by the Company.

                           (ii)  Information  which  such  party  can  show  was
received from a third party who lawfully developed the information independently of the Company or obtained such information from the Company under conditions which did not require that it be held in confidence.

                           (iii)  Information  which, at the time of disclosure,
is in the public domain.

                  Section 6.12 Applicable Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

                  Section 6.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile.

                  Section 6.14 Title and Subtitles. The titles of the Sections and subsections of this Agreement are for the convenience of reference only and are not to be considered in construing this Agreement.

                  Section 6.15 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith to achieve the closest comparable terms as is possible. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

                                SIGNATURE PAGE TO
                             SHAREHOLDERS' AGREEMENT


PURCHASER                                   U.S. ELECTRICAR, INC.

JAGEN PTY, LTD.

By: /s/ Boris Liberman                                By: /s/ Carl Perry
    ------------------                                    --------------
    (Signature)                                           (Signature)


PURCHASER

ANTHONY N. RAWLINSON

/s/ Anthony N. Rawlinson
------------------------
(Signature)


/s/ Carl Perry
--------------
CARL PERRY

                                                     EXHIBIT 3.

Gray Cary Ware _ Freidenrich  LLP


4365 Executive Drive, Suite 1600, San Diego, CA  92121-2189                                         ROBERT W. AYLING

Phone  619-677-1400     Fax  619-677-1477     www.graycary.com                    Admitted to practice in California

                                                                                 Writer's Direct Dial:  619-677-1425
                                                                                     Internet:  rayling@graycary.com

June 1, 1999


Mr. Carl Perry
Chairman and CEO
U.S. Electricar, Inc.
5 Thomas Mellon Circle, Suite 305
San Francisco, CA  94134

Re:      Agreement  by  U.S. Electricar, Inc. to pay a Finders Fee to The Global
         Value Investment Portfolio Management Pte. Ltd. ("Global")

Dear Sir:

This letter will confirm the agreement of U.S. Electricar,  Inc. (sometimes "the
Company") to pay Global a two percent (2%) Finders Fee in connection with the acquisition of up to $3 million of U.S.Electricar common stock by Jagen Pty Ltd
("Jagen") and Anthony Rawlinson,  both investments expected to close before July
31, 1999. The finder's fee is payable on the entire amount recieved from Jagen and Anthony Rawlinson, is to be paid in U.S Dollars to Global's bank account (to be provided), and free of any commissions and charges, within 5 days of receipt of funds. Because funding will occur in two tranches, the first portion of the finders fee is due and payable within five days of the reciept of up to $2.5 million (whether structured as equity or convertible debt or both) from Jagen and a second tranche, (again, whether structured as equity or convertible debt or both) of up to $500,000 from Anthony Rawlinson. The total fee due Global under this agreement is sixty thousand dollars ($60,000).

Please confirm the agreement of U.S. Electricar to pay Global its Finders Fee on this transaction by signing below and sending a fax copy to me at the address above and a copy to the following

                  Mr. Boris Liberman
                  Jagen Pty. Ltd.
                  9 Oxford Street
                  South Yarra 3141
                  Melbourne, VIC, Australia
                  Fax 011 61 3 9826 5499

SILICON VALLEY        SAN DIEGO       SAN FRANCISCO       AUSTIN         LA JOLLA       IMPERIAL VALLEY       MEXICO

Carl Perry, CEO
June 23, 1999
Page Two


and to:

                  Bay Venture Counsel, LLP
                  Lake Merritt Plaza Building
                  1999 Harridan Street, Suite 1300
                  Oakland, CA 94612
                  Attention:  Donald C. Rienke, Esq.

Very truly yours,

GRAY CARY WARE & FREIDENRICH LLP

/s/ Robert W. Ayling

Robert W. Ayling

RWA:clc




U.S. ELECTRICAR, INC.

By:               /s/ Carl Perry
                  -------------------------------------
                  Carl Perry

Title:            Chairman and Chief Executive
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Dated:            June 3, 1999
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